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[LOGO] InterTAN, Inc.
       3300 Highway #7, Ste. 904, Concord, Ontario L4K 4M3



                                 NEWS RELEASE
FOR IMMEDIATE RELEASE
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James G. Gingerich                                             November 30, 1999
Executive Vice President and Chief Financial Officer                   IT-00-010
(905) 760-9706


               INTERTAN, INC. ANNOUNCES FIRST STOCK SPLIT (3:2);
                            SHARE REPURCHASE PROGRAM

TORONTO, ONTARIO, November 30, 1999 - InterTAN, Inc. (NYSE: ITN, TSE: ITA), a leading international retailer of RadioShack(R) and other products, today announced the approval of a three-for-two split of its common stock; the first stock split in the history of the Company.

The three-for-two split was approved by the Board of Directors in the form of a 50% common stock dividend to be mailed on January 13, 2000, to stockholders of record on December 16, 1999.

The Company also announced today that its Board of Directors have authorized the Company to repurchase up to 1,500,000 shares of its outstanding common stock (on a post-split basis) from time to time dependent on market conditions. Common stock purchased under the authorization will be made on the open market or through privately negotiated transactions at prices determined by the Chairman of the Board or a designate Committee.

"Both of these initiatives clearly demonstrates the Board of Directors' confidence in the future of InterTAN," said Ron G. Stegall, Chairman of the Board. "Our first stock split will reward our stockholders for their continued support by increasing the liquidity and visibility of the stock. The stock repurchase program reflects our belief, a belief supported by many of our institutional stockholders, that the stock price is undervalued relative to the performance of the Company and its future prospects and that this program represents a beneficial utilization of the Company's resources, when administered in a complementary manner with the Company's overall capital expenditure program."

"These actions represent an acknowledgment that our long term strategic initiatives are successfully delivering on our long-term commitment of enhancing shareholder value. We will aggressively pursue growth opportunities for InterTAN, many of which we have outlined to our shareholders, while from time to time as conditions warrant, use capital to repurchase shares," said Brian E. Levy, President and Chief Executive Officer.

                                    - more -
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InterTAN, Inc., headquartered in Toronto, Ontario, operates through approximately 1,100 company retail stores and dealer outlets in Canada and Australia under the trade names of RadioShackO and Tandy ElectronicsO , respectively. The Company will announce its November sales results Monday, December 6, 1999.

Except for the historical information disclosed in this press release, certain information, including statements regarding future sales, profits and success, constitutes forward-looking statements that involve risks and uncertainties including, but not limited to, international economic conditions, interest and foreign exchange rate fluctuations, various tax issues, product demand, competitive products and pricing, availability of products, inventory risks due to shifts in market conditions, the regulatory and trade environment, real estate market fluctuations, certain aspects of Year 2000 compliance and other risks indicated in filings with the Securities and Exchange Commission such as InterTAN's previously filed periodic reports, including its Form 10-K for the 1999 fiscal year. Actual results may materially vary.

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